GLAMOORE Capital Group Company Limited

13/F, Wing Sing Commercial Centre

12-16 Wing Lok Street,

Sheung Wan, Hong Kong

November 2, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Robert Arzonetti
Tonya Aldave
John Spitz
Cara Lubit

Re:	GLAMOORE Capital Group Company Limited
Request to Withdraw Registration Statement on Form F-1
Filed November 12, 2024
File No. 333-283121

Dear Sirs/Madams,

GLAMOORE Capital Group Company Limited (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-283121), initially filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2024, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company is seeking the withdrawal of the Registration Statement because the Company does not intend to conduct the public offering at this time. The Company confirms that the Registration Statement was not declared effective by the Commission and no securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Act.

Pursuant to the requirements of Rule 477 of the Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized. The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this request for withdrawal, please do not hesitate to contact Sanny Choi or Zoe Qiu of CFN Lawyers LLC at (646) 386-8128.

Very truly yours,

GLAMOORE Capital Group Company Limited

By:	/s/ Chu Chun Yi
Name:	Chu Chun Yi
Title:	Chief Executive Officer and Director

cc:	Sanny Choi, Esq., CFN Lawyers LLC
Zoe Qiu, Esq., CFN Lawyers LLC